Mail Stop 4561

November 26, 2007

By U.S. Mail and facsimile to (712) 749-7502

Mr. David W. Leedom
Acting Chief Financial Officer
Meta Financial Group, Inc.
121 East Fifth Street
Storm Lake, Iowa 50588

> **RE:** **Meta Financial Group, Inc.**
> **Form 8-K filed November 16, 2007**
> **Form 8-K/A filed November 19, 2007**
> **File No. 0-22140**

Dear Mr. Leedom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 16, 2007

1.   We note your disclosure under Item 4.02(b) that your financial statements for the quarter ended December 31, 2006 should no longer be relied upon as a result of an error in the timing of recording an additional provision for loan losses related to a specific loan impairment. Your November 16, 2007 press release indicates that you also intend to restate your 2006 annual financial statements as a result of

this error; however this fact is not disclosed in your Form 8-K. Please revise your Form 8-K to clearly disclose, if true, that the financial statements included in your Form 10-K for the fiscal year ended September 30, 2006 should no longer be relied upon.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct any questions regarding this comment to me at (202) 551-3426.

Sincerely,

Angela Connell
Staff Accountant